Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010
September 2, 2010
VIA EDGAR AND FACSIMILE (202.772.9361)
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director, Division of Corporation Finance
RE: Aqua America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 2, 2010
File No. 001-06659
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Nicholas DeBenedictis, dated August 19, 2010, with respect to the above-reference filings.
Definitive Proxy Statement filed on Schedule 14A
Compensation Discussion and Analysis, page 17
Benchmarking Competitive Compensation and the Role of the Committee’s Consultant page 18
1.	We note your response to comment 3 in our letter dated July 8, 2010. Please clarify whether you use the entire Composite Market database as a reference point, since your disclosure indicates that you use “size-adjusted utility companies” in the Composite Market to benchmark total cash compensation and “size-adjusted utility companies and general businesses” in the Composite Market to benchmark equity incentives. Also disclose how the component companies are size-adjusted. Please disclose the component companies in the general industry database that you use as a reference point on which to base compensation decisions. You may wish to present this data in an appendix.

Securities and Exchange Commission
September 2, 2010

In response to the staff’s comments in its August 19, 2010 letter, all the utility companies in the Composite Market (consisting of the companies participating in the water utility compensation survey and the investor-owned utility companies included in the compensation consultant’s utility database) are used as a reference point to benchmark total cash compensation for the Company’s executives and all of the companies included in the Composite Market are used as a reference point to benchmark the equity incentives for the Company’s executives. In future filings we will disclose all the companies in the Composite Market in an appendix to the Proxy Statement (such companies are set forth in Appendix A hereto). In addition, in future filings we will disclose how the compensation data from the companies in the Composite Market are size-adjusted by the independent compensation consultant. An illustration of how these additional disclosures would have been presented in the “Benchmarking Competitive Compensation and the Role of the Committee’s Consultant” section of its Compensation Discussion and Analysis of the Company’s Definitive Proxy Statement filed on Schedule 14A filed on April 2, 2010 is set forth below:
“In developing the market rates for the executive officers, the consultant uses ~~survey~~ compensation data from ~~utility companies in the consultant’s utility industry database, an independent water utility compensation survey, and the consultant’s general industry database, which together is referred to as the “Composite Market”. The Composite Market is composed of~~ all 57 investor-owned utility companies included in the consultant’s utility industry database, ~~approximately 60 companies, from the consultant’s utility industry database,~~ all 8 water utility companies ~~from~~participating in the independent water utility ~~database~~ compensation survey and approximately 750 companies ~~that participate~~ included in the consultant’s general industry database, which together is referred to as the “Composite Market”. The companies participating in the water utility compensation survey, the consultant’s utility industry database and the consultant’s general industry database are listed in Appendix A to this Proxy Statement. The Company has no involvement in the selection of the companies that are included in these databases or the survey. Each company listed in Appendix A is part of the Composite Market. ~~Information on compensation for positions in these databases with similar scopes of responsibilities is compared primarily based on the revenues of the organizations in the databases. For instance, a chief executive officer in a company with higher revenues is usually paid more than a chief executive officer in a company with lower revenues.~~ Due to the relatively limited number of investor-owned water utility companies of the Company’s size, the Compensation Committee believes that using this broad ~~survey~~Composite Market data provides reasonable and reliable data for determining competitive compensation levels. ~~Towers Watson uses regression analysis to size-adjust the survey data for each named executive officer’s scope of responsibilities, where possible.~~

Securities and Exchange Commission
September 2, 2010

In measuring the competitiveness of the Company’s executive compensation program, the Compensation Committee compares:
•	~~the~~each executive officer’s total cash compensation to the market rate derived from size-adjusted compensation data for ~~the executive’s position at the 50th percentile of compensation levels for size-adjusted companies in the Composite Market~~comparable executives at only the utility companies included in the Composite Market; and
•	~~the~~each executive officer’s equity incentives to the market rate derived from size-adjusted compensation data for ~~the executive’s position at the 50th percentile of a 50/50 blend of size-adjusted utility companies and general businesses in the Composite Market~~comparable executives at all companies included in the Composite Market (in determining such market rate, the utility companies included in the Composite Market are weighted 50% as a group, and the general industry companies included in the Composite Market are weighted 50% as a group). We believe that a blended approach is appropriate for equity incentives in order to place a strong focus on creating value for Aqua America’s shareholders and to enable us to compete for talent both within and outside of the traditional utility industry.
The Company and the independent compensation consultant are mindful that compensation levels for executives of utility and general industry companies are typically aligned with a company’s scope as defined by revenues. In other words, executives in companies with higher revenues are generally paid more than executives with comparable positions in companies with lower revenues. Because the companies included in the Composite Market vary widely in terms of revenues, the independent compensation consultant size-adjusts the data using regression analysis to determine market rates for total cash compensation and equity incentives. Regression analysis is an objective calculation that identifies a relationship between one variable (in this case, total cash compensation and equity incentives) and another variable that is closely related to it (in this case, total company revenues). Therefore, in developing the market rate for total cash compensation and equity incentives, the independent compensation consultant uses regression analysis to determine what utility companies in the Composite Market would pay at the median as total cash compensation for positions comparable to those of the Company’s executives and what amount of equity incentives all companies in the Composite Market would provide at the median, if such companies had revenues similar to the revenues of the Company.”
In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 2, 2010

Please do not hesitate to contact the undersigned at 610-645-1035 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Roy H. Stahl
Roy H. Stahl
Chief Administrative Officer,
General Counsel and Secretary

cc:	Nicholas DeBenedictis
David P. Smeltzer
Robert A. Rubin

APPENDIX A
Companies Included in Composite Market
Companies Participating in Water Utility Compensation Survey

Aqua America, Inc.	San Jose Water Company
Aquarion Water Company	Suburban Water Systems
Middlesex Water Company	United Water
Pennichuck Water Company	The York Water Company
Utility Companies Included in Compensation Consultant’s Utility Industry Database

AGL Resources
NSTAR
Allegheny Energy
NV Energy
Allete
NW Natural
Alliant Energy
Nicor
Ameren
NorthWestern Energy
American Electric Power
Northeast Utilities
Atmos Energy
OGE Energy
Avista
Otter Tail
Black Hills Power and Light
PNM Resources
CMS Energy
PPL
CenterPoint Energy
Pacific Gas & Electric
Cleco
Pepco Holdings
Consolidated Edison
Pinnacle West Capital
Constellation Energy
Portland General Electric
DPL
Progress Energy
Dominion Resources
Public Service Enterprise Group
Duke Energy
Puget Energy
E.ON U.S.
SCANA
Edison International
Sempra Energy
Energy Future Holdings
Southern Company Services
Entergy
Southern Union Company
Exelon
TECO Energy
FPL Group
UIL Holdings
FirstEnergy
UniSource Energy
Hawaiian Electric
Unitil
IDACORP
Westar Energy
Integrys Energy Group
Wisconsin Energy
MDU Resources
Xcel Energy
MGE Energy

Companies Included in Compensation Consultant’s General Industry Database

3M
7-Eleven
A&P
A.O. Smith
A.T. Cross
AAA of Science
Abbott Laboratories
ABC
Accenture
ACH Food
Advance Publications
Advanced Micro Devices
Advanstar Communications
Aegon USA
AEI Services
Aerojet
Aeropostale
AFLAC
Agilent Technologies
AGL Resources
Agrium U.S.
AIG
Air Products and Chemicals
Alcatel-Lucent
Alcoa
Allegheny Energy
Allergan
Allete
Alliance Data Systems
Alliant Energy
Allianz
Allstate
Amazon.com
Ameren
American Airlines
American Chemical Society
American Crystal Sugar
American Electric Power
American Express
American Family Insurance
American United Life
American Water Works
AMERIGROUP
Ameriprise Financial
Ameritrade
Ameron
AMETEK
Amgen
Amway
Anadarko Petroleum
APL
Apollo Group
Applied Materials
ARAMARK
Areva NP
Armstrong World Industries
Arrow Electronics
ArvinMeritor
Arysta LifeScience North
America
Ascend Media
Associated Banc-Corp
AstraZeneca
AT&T
ATC Management
Atmos Energy
Atos Origin
Aurora Healthcare
Auto Club Group
Automatic Data Processing
Avery Dennison
Avis Budget Group
Avista
Avon Products
AXA Equitable
B&W Y-12
BAE Systems
Ball
Bank of America
Barrick Gold of North America
Battelle Memorial Institute
Baxter International
Bayer
Bayer CropScience
BB&T
Beckman Coulter
Belo
Benjamin Moore
Best Buy
BG US Services
Big Lots
Biogen Idec
Bio-Rad Laboratories
Blockbuster
Blue Cross Blue Shield of
Florida
Blue Shield of California
Blyth
Bob Evans Farms
Boehringer Ingelheim
Boeing
BOK Financial
Booz Allen Hamilton
Boston Scientific
Bovis Lend Lease
BP
Brady
Bremer Financial
Bright Business Media
Bristol-Myers Squibb
Brown-Forman
Bush Brothers
CA
Cablevision Systems
CACI International
Cadbury North America
Calgon Carbon
California Independent System Operator
Callaway Golf
Calpine
Cameron International
Capital One Financial
Capitol Broadcasting — WRAL
Cardinal Health
Cargill
Carlson Companies
Carmeuse Lime & Stone
Carpenter Technology
Catalent Pharma Solutions
Caterpillar
Catholic Healthcare West
CDI
Cedar Rapids TV — KCRG
Celestica
Celgene
CenterPoint Energy
Century Aluminum
Cephalon
CH2M Hill
Chevron

Chicago Mercantile Exchange
Chiquita Brands
Choice Hotels International
Chrysler
CHS
CIGNA
CIT Group
CITGO Petroleum
City National Bank
Cleco
CNA
Cobank
Coca-Cola Enterprises
Colgate-Palmolive
Colorado Springs Utilities
Columbia Sportswear
Comcast Cable Communications
Comerica
Commerce Insurance
CommScope
Compass Bancshares
CompuCom Systems
ConAgra Foods
Connell
ConocoPhillips
Consolidated Edison
Constellation Energy
Consumers Energy
Consumers Union
Continental Airlines
Continental Automotive Systems
Continental Energy Systems
ConvaTec
Convergys
Covance
Covidien
Cox Enterprises
CPS Energy
Crown Castle
CSR
CSX
Cubic
Curtiss-Wright
CVS Caremark
Daiichi Sankyo
Daimler Trucks North America
Dana
Dannon
DCP Midstream
Dean Foods
Deere & Company
Delta Airlines
Deluxe
Denny’s
Dentsply
Devon Energy
Diageo North America
DIRECTV
Dominion Resources
Donaldson
Dow Chemical
Dow Jones
DPL
Dr Pepper Snapple
Duke Energy
DuPont
Dynegy
E*Trade
E.ON U.S.
E.W. Scripps
Eastman Chemical
Eastman Kodak
Eaton
eBay
Ecolab
Edison International
Education Management
Eisai
El Paso Corporation
Electric Power Research Institute
Eli Lilly
Embarq
Embraer
EMC
EMCOR Group
EMI Music
Emulex
Enbridge Energy
Endo Pharmaceuticals
Energen
Energy Future Holdings
Energy Northwest
Entergy
EPCO
Equifax
Equity Office Properties
ERCOT
Erie Insurance
Ernst & Young
ESRI
Evening Post Publishing — KOAA
Evergreen Packaging
Exelon
Exterran
ExxonMobil
F & W Media
Fairchild Controls
Fannie Mae
FANUC Robotics America
Farm Progress Companies
Federal Home Loan Bank of Pittsburgh
Federal Home Loan Bank of
San Francisco
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of New York
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of
San Francisco
Federal Reserve Bank of St. Louis
Federal-Mogul
Ferrellgas
Fidelity Investments
Fifth Third Bancorp
Fireman’s Fund Insurance
First American
First Data
First Horizon National
First Solar
FirstEnergy
Fiserv
Fluor
FMA Communications
Ford
Forest Laboratories

Fortune Brands
Forum Communications — WDAY
FPL Group
Franklin Resources
Freddie Mac
Freedom Communications
Freeport-McMoRan Copper & Gold
Frontier Airlines
G&K Services
GAF Materials
Gannett
Gap
Garland Power & Light
Garmin
GATX
Gavilon
GDF SUEZ Energy North America
Genentech
General Atomics
General Dynamics
General Electric
General Mills
General Motors
GenTek
Genworth Financial
Genzyme
GEO Group
Getty Images
Gilead Sciences
GlaxoSmithKline
Goodrich
Goodyear Tire & Rubber
Google
Gorton’s
Great-West Life Annuity
Greif
GS1 US
GTECH
Guardian Life
Guideposts
GXS
H.B. Fuller
Hanesbrands
Hannaford
Harland Clarke
Harley-Davidson
Harman International Industries
Harris Enterprises
Harry Winston
Hartford Financial Services
Hawaiian Electric
Hayes Lemmerz
HBO
HCA Healthcare
Health Care Services
Health Net
Healthways
Hearst
Hearst-Argyle Television
Henkel of America
Henry Ford Health Systems
Herman Miller
Hershey
Hertz
Hess
Hexion Specialty Chemicals
Hitachi Data Systems
HNI
HNTB
Hoffmann-La Roche
Honeywell
Horizon Lines
Hormel Foods
Hospira
Houghton Mifflin
Hovnanian Enterprises
HSBC North America
Hubbard Broadcasting
Humana
Hunt Consolidated
Huntington Bancshares
Hyatt Hotels
IBM
IDACORP
Idearc Media
IDEXX Laboratories
IKON Office Solutions
IMS Health
ING
Ingersoll-Rand
Integrys Energy Group
Intel
Intercontinental Hotels
International Data
International Flavors & Fragrances
International Game Technology
International Paper
Invensys Controls
Invensys Process Systems
Irvine Company
Irwin Financial
ISO New England
J. Crew
J.C. Penney Company
J.M. Smucker
J.R. Simplot
Jack in the Box
Jacobs Engineering
Jarden
JetBlue
JM Family
John Hancock
Johns-Manville
Johnson & Johnson
Johnson Controls
Kaiser Foundation Health Plan
Kaman Industrial Technologies
Kansas City Southern
KB Home
KBR
KCTS Television
Kellogg
Kelly Services
Kerry Ingredients & Flavours
KeyCorp
Kimberly-Clark
Kimco Realty
Kindred Healthcare
Kinross Gold
Kiplinger
KLA-Tencor
Knight
Koch Industries
Kohler
Kohl’s
KPMG
L.L. Bean
L-3 Communications
Lafarge North America
Land O’Lakes

Leggett and Platt
Lenovo
Level 3 Communications
Lexmark International
Liberty Mutual
Life Technologies
Life Touch
Limited
Lincoln Financial
Lockheed Martin
Loews
LOMA
Lorillard Tobacco
Lower Colorado River Authority
M&T Bank
Magellan Midstream Partners
Marathon Oil
Marriott International
Marshall & Ilsley
Martin Marietta Materials
Mary Kay
Masco
Massachusetts Mutual
Mattel
Matthews International
McClatchy
McDermott
McDonald’s
McKesson
MDU Resources
MeadWestvaco
Medco Health Solutions
Media General
MediaTec Publishing
MedImmune
Medtronic
Meister Media Worldwide
Merck & Co
Meredith
Metavante Technologies
MetLife
MetroPCS Communications
MGE Energy
Microsoft
Midwest Independent
Transmission
System Operator
Millennium Pharmaceuticals
Millipore
Mine Safety Appliances
Mirant
Molson Coors Brewing
MoneyGram International
Morgan Murphy Stations — WISC
Mosaic
Motorola
MSC Industrial Direct
Munich Reinsurance America
National Renewable Energy
Laboratory
Nationwide
Navistar International
Navy Federal Credit Union
NBC Universal
NCCI Holdings
NCR
Neoris USA
Nestle USA
New York Life
New York Power Authority
New York Times
New York University
Newmont Mining
NewPage
Nicor
NIKE
Nokia
Noranda Aluminum
Norfolk Southern
Northeast Utilities
Northern Trust
NorthWestern Energy
Northwestern Mutual
Novartis
Novartis Consumer Health
Novell
Novo Nordisk Pharmaceuticals
NRG Energy
NSTAR
NuStar Energy
NV Energy
NW Natural
NXP Semi-Conductor
Nycomed US
Occidental Petroleum
Office Depot
OGE Energy
Oglethorpe Power
Omaha Public Power
Omnova Solutions
OneBeacon Insurance
Orange Business Services
Oshkosh Truck
Otter Tail
Owens Corning
Owens-Illinois
Pacific Gas & Electric
Pacific Life
Panasonic of North America
Papa John’s
Parametric Technology
Parker Hannifin
Parsons
Pearson Education
People’s Bank
Pepco Holdings
PepsiCo
Perot Systems
PetSmart
Pfizer
Philips Healthcare
Phillips-Van Heusen
Phoenix Companies
PhRMA
Pinnacle West Capital
Pioneer Hi-Bred International
Pitney Bowes
Pittsburgh Corning
PJM Interconnection
PlainsCapital
Plexus
PMI Group
PNC Financial Services
PNM Resources
Polaris Industries
Polymer Group
PolyOne
Portland General Electric
Potash
PPG Industries
PPL
Praxair

Principal Financial
Progress Energy
Progressive
Providence Health & Services
Prudential Financial
Public Service Enterprise
Group
Puget Energy
Pulte Homes
Purdue Pharma
QUALCOMM
Quest Diagnostics
Quintiles
Qwest Communications
R.H. Donnelley
R.R. Donnelley
Ralcorp Holdings
Rayonier
Raytheon
RBC Dain Rauscher
Reader’s Digest
Reed Business Information
Reed Exhibitions
Regal-Beloit
Regency Energy Partners LP
Regions Financial
Reliant Energy
Research in Motion
RF Micro Devices
RGA Reinsurance Group of America
Rio Tinto
Robb Report
Roche Diagnostics
Rockwell Automation
Rockwell Collins
Rolls-Royce North America
S.C. Johnson
Safety-Kleen Systems
SAIC
Salt River Project
Sanmina-SCI
Sanofi Pasteur
Sanofi-Aventis
Sara Lee
Sarkes Tarzian — KTVN
Sarkes Tarzian — WRCB
SAS Institute
Savannah River Nuclear Solutions
SCA Americas
SCANA
Schering-Plough
Schlumberger
Schneider Electric
School Specialty
Schreiber Foods
Schurz — KYTV
Schurz — WDBJ
Schwan’s
Scripps Networks Interactive
Seagate Technology
Sealed Air
Securian Financial Group
Securitas Security Services
USA
Security Benefit Group
Sempra Energy
Sensata Technologies
Shell Oil
Sherwin-Williams
Shire Pharmaceuticals
Siemens
Sinclair Broadcast Group
Sirius XM Radio
SLM
Smurfit-Stone Container
Sodexo USA
Sonoco Products
Sony Corporation of America
South Financial Group
Southern Company Services
Southern Union Company
Southwest Airlines
Southwest Power Pool
Sovereign Bancorp
Spectra Energy
Sprint Nextel
SPX
Stanford University
Stantec
Staples
Starbucks
Starwood Hotels & Resorts
State Farm Insurance
State Street
Steelcase
Sterling Bancshares
STP Nuclear Operating
String Letter Publishing
Summit Business Media
Sun Life Financial
Sun Microsystems
Sundt Construction
Sunoco
SunTrust Banks
Target
Taubman Centers
Taunton Press
Taylor-Wharton International
TD Banknorth
TECO Energy
TeleTech Holdings
Tellabs
Temple-Inland
Tenet Healthcare
Teradata
Terex
Terra Industries
Tesoro
Textron
Thomas & Betts
Thomas Publishing
Thrivent Financial for Lutherans
TIAA-CREF
Time
Time Warner
Time Warner Cable
Timex
T-Mobile USA
Toro
TransCanada
TransUnion
Travelers
Tribune
TUI Travel
Tupperware
Twin Cities Public Television — TPT
Tyco Electronics
U.S. Bancorp
U.S. Foodservice

UC4 Software
UIL Holdings
Unilever United States
Union Bank of California
Union Pacific
UniSource Energy
Unisys
United Airlines
United Rentals
United States Cellular
United States Enrichment
United States Steel
United Technologies
United Water
UnitedHealth
Unitil
Univar
Universal Studios Orlando
University of Texas — M.D. Anderson
Cancer Center
Unum Group
US Airways
USAA
USG
Valero Energy
Verizon
Vertex Pharmaceuticals
VF
Viacom
Viad
Virgin Mobile USA
Visa USA
Visiting Nurse Service
Visteon
Volvo Group North America
Vulcan
Vulcan Materials
VWR International
W.R. Grace
W.W. Grainger
Wachovia
Walt Disney
Warnaco
Waste Management
Watson Pharmaceuticals
Webster Bank
Wellcare Health Plans
Wellpoint
Wells Fargo
Wendy’s/Arby’s Group
Westar Energy
Western Digital
Western Union
Westinghouse Electric
Weyerhaeuser
Whirlpool
Whole Foods Market
Williams Companies
Williams-Sonoma
Winn-Dixie Stores
Wisconsin Energy
Wm. Wrigley Jr.
Wolters Kluwer US
WPP
Wray Edwin — KTBS
Wyeth Pharmaceuticals
Wyndham Worldwide
Xcel Energy
Xerox
Yahoo!
Young Broadcasting — KFLY
Young Broadcasting — KRON
Yum! Brands
Zale
Zurich North America